SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR QUESTIONS AER LINGUS PROFITABILITY

EXPECTS NET LOSS IN 2008 (THE SECOND SUCH LOSS IN 3 YEARS '06-'08)

Aer Lingus demonstrated again today (Monday, 22nd December 2008) that shareholders cannot trust an Aer Lingus defence document.

Commenting on Aer Lingus' defence document, Ryanair's Michael O'Leary said:

"Aer Lingus have once again shown they cannot be trusted. Aer Lingus today claim that "we expect to achieve profit overall in 2008".  Unfortunately for Aer Lingus shareholders, the reality is that Aer Lingus has incurred substantial - as yet undisclosed - exceptional costs, and companies have to pay tax, so the result will be another year of substantial net losses.  It beggars belief that Aer Lingus claim - just one week before their year end - they do not yet know the exceptional costs for 2008 (while still making a forecast), and it is insulting to Aer Lingus shareholders to pretend that the business is operating at a profit, when it is clearly going to make a substantial net loss this year."

Ryanair believes this continues a long history of Aer Lingus' false promises to its shareholders.  In its 2006 Aer Lingus defence document, Aer Lingus Group plc promised it was:

1.       "Committed to reduce unit costs" (yet operating costs per pax have risen 18% in the last 2½ years).
2.       "Has excellent prospects as an independent carrier" (yet today EU independent carriers are rapidly consolidating).
3.       "Superior returns justify a premium rating" (Aer Lingus' negative returns have led to a rating collapse).
4.       "Will deliver future value through profitable growth" (Ryanair believes this growth has delivered substantial net losses in 2008).
5.       "Expects to add significant value" (shareholders saw over €960m of value lost between Nov'06 and Nov'08).

Today Aer Lingus has produced a Defence Document which continues this policy of misleading shareholders as follows:

1.       Aer Lingus' Defence Document claimed it made profits in 2006 and again in 2007, yet Aer Lingus' annual report shows it made a loss after tax of €70m in 2006.  The Board of Ryanair rejects Aer
          Lingus' claim that "we expect to achieve profit overall in 2008.  This claim is Ryanair believes a false one.
2.       In Aer Lingus' 11 November 2008 Interim Statement, the company confirmed it would make an operating loss in 2008 of "closer to €20m".  When recent additional costs, including (a) the reported €100m cost of Aer Lingus' transformational deal, (b) its defence costs of the Ryanair offer, and (c) the cost of its above market fuel hedging arrangements, Ryanair believes that Aer Lingus' net loss (after tax) in 2008 will be substantial.

Ryanair now calls on Aer Lingus to reply to the 7 simple questions set out in Ryanair's (18 Dec 2008) letter to Aer Lingus' Chairman.  These specific questions relate to Aer Lingus' net losses in 2008 and 2009 and call for clarification of Aer Lingus' previous guidance to shareholders that its net cash balance will decline to "about €550m" by the end of 2009.  Ryanair has attached a copy of this letter to this press release and now calls on Aer Lingus again to answer these 7 simple questions openly and honestly for all shareholders.

Ends.

Enquiries:

Ryanair                                                           +353 1 812 1212
Howard Millar

Davy Corporate Finance                               +353 1 679 7788
(Financial Adviser to Ryanair)
Eugenée Mulhern
Brian Garrahy

Morgan Stanley                                              +44 20 7425 5000
(Financial Adviser to Ryanair)
Colm Donlon
Adrian Doyle

Murray Consultants                                      +353 1 498 0300
(Public Relations Advisers to Ryanair)
Pauline McAlester

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Morgan Stanley is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement other than that relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

18th December 2008

Mr Colm Barrington
Chairman
Aer Lingus Group plc
Head Office
Dublin Airport                                                                                                    OPEN LETTER

Dear Chairman,

We refer to Aer Lingus' recent interim management statement dated 11 Nov 08 and the subsequent comments and claims made by Aer Lingus group management following the launch of Ryanair's recent merger offer. We, as a large shareholder, are concerned about some of these apparently contradictory claims and forecasts, and their impact upon Aer Lingus' forecast post exceptional net profit (loss) after tax for 2008 and 2009.

We believe all shareholders would appreciate and are entitled to receive a detailed clarification of the impact of the following items on Aer Lingus' forecast post exceptional net profit (loss) after tax, and net cash balances, for 2008 and 2009.

1.       How much cash compensation and exceptional costs have been, or will be, incurred to deliver the recently announced  "transformational deal"?  Is the reported cost of €100m an accurate one, or is the final cost greater than this figure? Please confirm for all shareholders that this "transformation"  will only reduce Aer Lingus' costs by as little as €5 per passenger.

2.      We note that a similar team (to that in 2006), led by Goldman Sachs, has been appointed by Aer Lingus to defend Ryanair's current merger offer. Since Aer Lingus previously spent over €24m of shareholder funds defending a higher offer (in Oct 2006), can the company confirm for all shareholders the amount of the cap, referred to by you before the parliamentary committee today, which has been placed on Aer Lingus' defence costs this time around.

3.      Can the company confirm for all shareholders the current (Dec 2008) deficit in the Aer Lingus defined benefit pension schemes?  In light of the recent collapse in Irish pension scheme valuations, can the company confirm that its pension schemes are fully funded or will a further exceptional cost increase (in the form of pension contribution top ups) be required by Aer Lingus Group plc to fund the hole in its pension schemes?

4.      Since the company last week announced that it would eliminate long haul fuel surcharges with immediate effect, can the  company please confirm for all shareholders the impact of this revenue loss on Aer Lingus' forecast post exceptional net profit (loss) after tax for 2008 and 2009.

5.      Since Aer Lingus Group plc has previously forecast an operating loss of approx. €20m in 2008 (11 Nov interim statement)  and another operating loss of approx. €70m in 2009 (investor conference call 28th Aug 2008), can the company, in light of the above substantial cost increases and revenue reductions, please confirm its forecast post exceptional net profit (loss) after tax for both 2008 and 2009.

6.      During the course of Aer Lingus' most recent investor conference call (28th Aug 2008), the company forecast that its net  cash balance would decline to  "about €550m" by the end of 2009. In light of the impact of: (i) the substantial cost increases outlined above,  (ii) the loss of revenue arising from the elimination of fuel surcharges, (iii) the impact of the company's current fuel hedges, (iv) the compensation cost for the recent "transformational deal", and (v) the company's expected defence fees, can the company please confirm for all shareholders its revised forecast net cash balances at year end 31 December 2008 and 31 December 2009.

7.     Can the company please explain to all shareholders the apparent contradiction between Aer Lingus' interim statement of just 5 weeks ago (11 Nov 2008) (in which Aer Lingus announced capacity reductions on its long haul and short haul network) with its recent statements to the media and at today's parliamentary committee of a campaign of growth in 2009. Can the company please confirm for all shareholders its revised capacity and capex forecast for 2009 and its impact on the company's forecast net cash balance of  "about €550m" by the end of 2009.

Like all other investors in Aer Lingus Group plc, we would appreciate a detailed clarification of the above issues and their impact on forecast post exceptional net profit (loss) after tax in 2008 and again in 2009, for all shareholders, in your forthcoming defence document. As I'm sure you will appreciate, the above issues will be of utmost importance to all stakeholders in maximising shareholder value in Aer Lingus Group plc.

Yours sincerely,

________________
Michael O'Leary

The following statements and information are included in this letter in accordance with the requirements of the Irish Takeover Rules.

The directors of Ryanair and Coinside (a wholly owned subsidiary of Ryanair and the company making the Offer) accept responsibility for the information contained in this letter, save that the only responsibility accepted by the directors of Ryanair and Coinside in respect of the information contained herein relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair or Coinside to verify such information). To the best of the knowledge and belief of the directors of Ryanair and Coinside (having taken all reasonable care to ensure that such is the case), the information contained herein for which the directors of Ryanair and Coinside accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Mr. Mannion's reference to a  "transformational programme"  was contained in the announcement issued by Aer Lingus entitled "Aer Lingus confirms SIPTU staff cost savings"  dated 5 December, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  22 December 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director